Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MARCH 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release dated March 20, 2003 - Petro-Canada Announces President's Retirement

Exhibit 1

For immediate release

March 20, 2003

Petro-Canada Announces President’s Retirement

Calgary – Petro-Canada today announced that Norman F. McIntyre has decided to retire as President of Petro-Canada, effective in the first quarter of 2004.

Mr. McIntyre has been with Petro-Canada since 1982.  Resident in London, he currently manages the Corporation’s significant international interests, largely acquired through the purchase of the assets of Veba in early 2002.

Petro-Canada CEO Ron Brenneman thanked Mr. McIntyre for his contribution to the Corporation.  “In the course of his career, Norm McIntyre has been one of the builders of the modern Canadian oil and gas industry, just as he has been one of the builders of Petro-Canada since joining the company over 20 years ago.  Under his guidance, Petro-Canada has become a leading player in the development of Canada’s world-class upstream opportunities, including East Coast oil, the Athabasca oil sands, and Western Canada gas, and is now a significant player internationally.  As a result of these initiatives starting to come to fruition, Petro-Canada doubled its upstream production last year, an outstanding accomplishment for a company of our size.  We owe Norm a large debt of gratitude for his exemplary contribution to the corporation, to the industry, and to the community.”

Mr. McIntyre’s biography accompanies this release.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

Media and General Inquiries:

Investor and Analyst Inquiries:

Rob Andras

Gordon Ritchie

Corporate Communications

Investor Relations

(403) 296-8586

(403) 296-7691

E-mail: andras@petro-canada.ca

E-mail:  investor@petro-canada.ca

Internet site:  www.petro-canada.ca

(publié également en français)

BIOGRAPHY

Norman F. McIntyre

President

Petro-Canada

Mr. McIntyre joined Petro-Canada in 1982.  He was responsible for guiding Petro-Canada’s growth in the Frontier regions, progressing from Engineering Group Manager to Vice-President, Frontier Development.  He then undertook the responsibilities of Senior Vice-President, Production, co-ordinating all Production functions within the Resources organization.

In 1989, Mr. McIntyre was appointed Senior Vice-President, Western Region in the Products division, responsible for all downstream operations in Western Canada.  He was appointed President of the Resources division in 1991.  In 1995 he was appointed Executive Vice-President of Petro-Canada, accountable for the establishment and achievement of all upstream business objectives both nationally and internationally.  Mr. McIntyre played a key role in making Petro-Canada a leading participant in the major areas of upstream opportunity in Canada, including East Coast oil, the Athabasca oil sands, and Western Canada gas.

Early in 2002, Mr. McIntyre was appointed President of Petro-Canada.  The appointment took place as the Corporation undertook the significant expansion of its international activity resulting from the $3.2 billion acquisition of the Veba upstream business from BP.  Based in London, Mr. McIntyre represents Petro-Canada’s interests in aligning the newly acquired international assets with the Corporation’s strategy and direction.  He continues to play a senior role on the Executive Leadership Team, and provides advice and counsel to the Chief Executive Officer on matters of business policy and overall strategy.

Prior to joining Petro-Canada in 1982, Mr. McIntyre spent 15 years with Mobil Oil in progressively more responsible engineering and operations positions both onshore and offshore in Canada and the United States.

He graduated from the University of Wyoming with a Bachelor of Science degree in Petroleum Engineering, and has a Master of Science degree in Management from the Massachusetts Institute of Technology.

Mr. McIntyre has served as Chairman of the Canadian Association of Petroleum Producers (CAPP), Chairman of the Calgary Children’s Cottage $1 Million campaign, Chairman of the 1997 City of Calgary and area United Way campaign, and Chairman and Director of the Canadian Association for the World Petroleum Congresses (16th WPC held June 2000 in Calgary).

He has also served on the Boards of the Calgary Petroleum Club and the Calgary Prostate Cancer Foundation.  As well, he is a past board member of the City of Calgary and area United Way and the Canadian Energy Research Institute (CERI); past Chairman of the Centre for Cold Ocean Research and Engineering (C-CORE), Panarctic Oils Ltd., and the Hibernia Management and Development Company Ltd.; and past director of Syncrude Canada Ltd.

Mr. McIntyre is a member of the Association of Professional Engineers, Geologist and Geophysicists of Alberta, the Glencoe Golf & Country Club (Calgary), and the Indian Ridge Golf & Country Club (Palm Desert).

March 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/  Hugh L. Hooker

Date:  March 20, 2003

Hugh L.. Hooker

Title:

Associate General Counsel

   and Assistant Secretary